Ex-12g


                               Idaho Power Company
                       Consolidated Financial Information
            Supplemental Ratio of Earnings to Combined Fixed Charges
                      and Preferred Dividends Requirements

                                                                                          Twelve Months Ended December 31,
                                                                                                (Thousands of Dollars)
                                                                                   1996       1997      1998      1999       2000
                                                                                   ----       ----      ----      ----       ----
Earnings, as defined:
  Income before income taxes.....................................................$142,710   $138,746  $140,984  $143,078  $223,056
  Adjust for distributed income of equity investees..............................  (1,413)    (3,943)   (4,697)     (837)   (3,116)
  Equity in loss of equity method investments....................................       0          0       476         0         0
  Minority interest in losses of majority owned subs.............................       0          0      (125)        0         0
  Supplemental fixed charges and preferred dividends, as below...................  60,939     64,317    63,967    65,526    61,372
                                                                                 ---------  --------- --------- --------- ---------
      Total earnings, as defined.................................................$202,236   $199,120  $200,605  $207,767  $281,312
                                                                                 =========  ========= ========= ========= =========
Fixed charges, as defined:
  Interest charges............................................................... $57,348    $60,761   $60,593   $62,014   $57,797
  Rental interest factor.........................................................     991        982       801       955     1,036
                                                                                 ---------  --------- --------- --------- ---------
      Total fixed charges........................................................  58,339     61,743    61,394    62,969    58,833
  Supplemental increment to fixed charges*.......................................   2,600      2,574     2,573     2,557     2,539
                                                                                 ---------  --------- --------- --------- ---------
  Supplemental fixed charges.....................................................  60,939     64,317    63,967    65,526    61,372
  Preferred stock dividends-gross up-Idaho Power rate............................  12,146      7,803     8,275     8,133     9,564
                                                                                 ---------  --------- --------- --------- ---------
      Total combined supplemental fixed charges and preferred dividends.......... $73,085    $72,120   $72,242   $73,659   $70,936
                                                                                 =========  ========= ========= ========= =========
Supplemental ratio of earnings to combined fixed charges and preferred dividends.    2.77 x     2.76 x    2.78 x    2.82 x    3.97 x
                                                                                 =========  ========= ========= ========= =========

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operation expenses